UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ARDAGH GROUP S.A.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Shares, nominal value €0.01 per share
(Title of Class of Securities)
L0223L101
(CUSIP Number of Ordinary Shares)

Ardagh Metal Beverage USA Inc.
8770 W. Bryn Mawr Avenue
Chicago, IL 60631
United States
(773) 399 3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Richard Alsop, Esq.
Lara Aryani, Esq.
Clare O’Brien, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$1,230,026,959	$134,195.95

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 18,672,136 of the Class A Common Shares, with a nominal value of €0.01 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021, by multiplying the transaction valuation by 0.0001091.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $134,195.95	Filing Party: Ardagh Metal Packaging S.A.
Form or Registration No.: 333-259225	Date Filed: September 1, 2021

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☒
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to the invitation by Ardagh Group S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg having its registered office at 56, Rue Charles Martel, L-2134 Luxembourg, Luxembourg and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B 160804 (“AGSA”), for its shareholders to tender any and all issued and outstanding AGSA Class A Common Shares, with a nominal value of EUR 0.01 per share (each, an “AGSA Share”) in exchange for shares, with a nominal value of EUR 0.01 per share (“AMPSA Shares”), of Ardagh Metal Packaging S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg having its registered office at 56, Rue Charles Martel, L-2134 Luxembourg, Luxembourg and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under registration number B 251465 (“AMPSA”). The exchange offer is being made upon the terms and subject to the conditions set forth in the offer to exchange/prospectus, dated September 7, 2021, the applicable letter of transmittal and other related materials as may be amended or supplemented from time to time. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
The offer to exchange/prospectus and the letter of transmittal form part of AMPSA’s Registration Statement on Form F-4 (Reg. No. 333-259225) filed with the Securities and Exchange Commission on September 1, 2021, as amended on September 7, 2021 (as may be amended or supplemented from time to time, the “Registration Statement”).
The information in the offer to exchange/prospectus and the letter of transmittal is incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.
ITEM 1.    SUMMARY TERM SHEET
The information set forth in the section captioned “Summary of the Offer to Exchange/Prospectus” of the offer to exchange/prospectus is incorporated herein by reference.
ITEM 2.    SUBJECT COMPANY INFORMATION
(a) Name and Address:    The name of the subject company is Ardagh Group S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 56, Rue Charles Martel, L-2134 Luxembourg, Luxembourg and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B 160804. The address of its principal executive offices is: 56, Rue Charles Martel, L-2134 Luxembourg, Luxembourg and its telephone number is +352 26 25 85 55.
(b) Securities:    This Schedule TO relates to AGSA’s Class A Common Shares, with a nominal value of EUR 0.01 per share. According to AGSA, as of the close of business on September 3, 2021, there were 18,672,136 AGSA Shares issued and outstanding.
(c) Trading Market and Price:    The information set forth in the section of the offer to exchange/prospectus captioned “Comparative Market Price and Dividend Information” is incorporated herein by reference.
ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON
(a) Name and Address:    AGSA is the filing company and the subject company. The information set forth under Item 2(a) above and in the section of the offer to exchange/prospectus captioned “Interests of Certain Persons in the Exchange Offer” is incorporated herein by reference.
ITEM 4.    TERMS OF THE TRANSACTION
(a) Material Terms:    The information set forth in the sections of the offer to exchange/prospectus captioned “Summary of the Offer to Exchange/Prospectus”, “The Transaction”, “The Exchange Offer — Terms of the Exchange Offer”, “The Exchange Offer — Extension; Amendment; Termination”,

“The Exchange Offer — Procedure for Tendering”, “The Exchange Offer — Withdrawal Rights” and “Comparison of Shareholder Rights” is incorporated herein by reference.
(b) Purchases:    The information set forth in the sections of the offer to exchange/prospectus captioned “Questions and Answers About the Exchange Offer — 17. Will the affiliates, directors, or executive officers of AGSA participate in the exchange offer?” and “Interests of Certain Persons in the Exchange Offer” is incorporated herein by reference.
ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(a) Agreements Involving the Subject Company’s Securities:    The information set forth in the section of the offer to exchange/prospectus captioned “Interests of Certain Persons in the Exchange Offer” is incorporated herein by reference.
ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(a) Purposes:    The information set forth in the sections of the offer to exchange/prospectus captioned “Summary of the Offer to Exchange/Prospectus” and “The Transaction — Purpose of the Exchange Offer” is incorporated herein by reference.
(b) Use of the Securities Acquired:    The information set forth in the section of the offer to exchange/prospectus captioned “The Transaction — Plans for AGSA Shares and AGSA after the Exchange Offer” is incorporated herein by reference.
(c) Plans:    The information set forth in the sections of the offer to exchange/prospectus captioned “The Transaction — Purpose of the Exchange Offer” and “The Transaction — Plans for AGSA Shares and AGSA after the Exchange Offer” is incorporated herein by reference.
ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(a) Source of Funds:    The information set forth in the sections of the offer to exchange/prospectus captioned “Summary of the Offer to Exchange/Prospectus — The Exchange Offer — Consideration to be Received” and “The Exchange Offer — Terms of the Exchange Offer — Consideration” is incorporated herein by reference. A total of 46,680,340 AMPSA Shares would be exchanged if all the outstanding AGSA Shares are acquired in the exchange offer.
(b) Conditions:    The exchange offer is not conditioned on any financing arrangements.
(d) Borrowed Funds:    No funds have or will be borrowed for purposes of the exchange offer.
ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a) Securities Ownership:    The information set forth in the section of the offer to exchange/prospectus captioned “Interests of Certain Persons in the Exchange Offer” is incorporated herein by reference.
(b) Securities Transactions:    The information set forth in the section of the offer to exchange/prospectus captioned “Interests of Certain Persons in the Exchange Offer” is incorporated herein by reference.
ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
(a)Solicitations or Recommendations:    The information set forth in the section of the offer to exchange/prospectus captioned “The Exchange Offer — Fees and Expenses” is incorporated herein by reference.
ITEM 10.    FINANCIAL STATEMENTS
(a) Financial information:    Not applicable.
(b) Pro Forma information:    Not applicable.

ITEM 11.    ADDITIONAL INFORMATION
(a) Agreements, Regulatory Requirements and Legal Proceedings:    The information set forth in the sections of the offer to exchange/prospectus captioned “The Transaction — Plans for AGSA Shares and AGSA after the Exchange Offer”, “Interests of Certain Persons in the Exchange Offer” and “The Transaction — Regulatory Matters” is incorporated herein by reference.
(c) Other Material Information:    The information in the offer to exchange/prospectus and the letter of transmittal is incorporated herein by reference.
ITEM 12.    EXHIBIT INDEX
(a)(1)(A)	Offer to exchange/prospectus, dated September 7, 2021 (incorporated by reference to the Registration Statement).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).
(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement).
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).
(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to the Registration Statement).
(a)(1)(F)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.5 to the Registration Statement).
(a)(4)	Offer to exchange/prospectus, dated September 7, 2021 (incorporated by reference to the Registration Statement).
(a)(5)(A)	Press Release (incorporated by reference to Exhibit 99.1 to Ardagh’s Current Report on Form 6-K filed on September 1, 2021).
ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Ardagh Group S.A.
Dated: September 7, 2021	By: /s/ David Matthews Name: David Matthews Title: Chief Financial Officer